March 17, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Louis Gries
James Hardie Industries N.V.
4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

Re: 	Form 20-F for the fiscal year ended March 31, 2004
Form 6-K filed February 18, 2004
File No. 001-15240

Dear Mr. Gries:

      We have reviewed your response and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

The government of the State of New South Wales has announced..., page
7

1. We note your response to our prior comment 4. Please explain why the risk described under this subheading is a material risk to your company if you do not believe that the rescission of the cancellation of your partly-paid shares would result in your company being exposed to material liability.
Results of Operations, page 41

2. We have reviewed your response to comment 15. We note that you do not believe you are currently obligated to pay any material amounts as a result of asbestos-related liabilities. However, we also note that the first principle underlying the Heads of Agreement you signed in December 2004 is that "James Hardie will provide funding on a long-term basis to a [fund] which will be applied to paying proven claims now and into the future, and in dealing with claims." Despite the fact that the Heads of Agreement are an agreement in principle, it appears that your assumption of the asbestos-related obligation is at least reasonably possible and that you "may be obligated to pay material amounts" as a result. Accordingly, we believe an understanding of the asbestos claims activity to date is necessary for readers to evaluate the potential impact of your voluntary funding proposal and the Heads of Agreement. Please revise your disclosure accordingly.

Environmental, page F-21 and Legal, page F-21

3. We have reviewed your response to comment 43. We assume your reference to legal costs related to the SCI report as being "unable to be determined at this time" refers to an inability on your part to estimate the amount of the loss rather than an inability to assess the contingency using the terms of paragraph 3 of SFAS 5. If you are unable to estimate the reasonably possible loss, revise to disclose that such losses are reasonably possible but cannot be estimated as required by paragraph 10 of SFAS 5. Alternatively, if you are unable to assess the contingency using the terms of paragraph 3, absent an assessment that such losses are remote, they are at least reasonably possible. If they are reasonably possible, you should revise your disclosure to state that they are and provide an estimate in accordance with paragraph 10.

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60, page F-21

4. We are still evaluating your response to comment 44. We may have further comment.

5. We have reviewed your response to comment 45. As previously requested please supplementally provide us with the activity related to the numbers of open cases, new cases, and closed cases during each of the past five years and the average settlement per case closed.

Special Commission of Inquiry, page F-22

6. We have reviewed your response to comment 47. Please revise the fourth full paragraph on page F-23 to specify the undiscounted amount of the shortfall. Please note that discounting is generally appropriate when the aggregate amount of the liability and the amount and timing of the cash payments are fixed or reliably determinable.
This does not appear to be the case with the amount of the shortfall, particularly in light of your response to comment 50.

7. We have reviewed your response to comment 49. Please note that footnote 22 to paragraph 35 of FASB Concept Statement 6 clarifies that the meaning of "obligations in the definition [of a liability] is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth. It includes equitable and constructive obligations as well as legal obligations." The factors you describe in your response to comment 49 appear to describe an obligation as defined in the Concept
Statement. We note you refer to entering discussions with the aim of honoring your "moral" obligation in 49(h), in addition to the factors discussed in 49(d).

Accordingly, our focus is on the probability that you will fund asbestos claims rather than on the exact nature of the underlying obligation. In your press release dated December 21, 2004, Chairwoman Hellicar is quoted as saying that the Heads of Agreement
"is expected to provide claimants and their families with assurance that their claims will be met..." and that "[y]our commitment reflects the fact...that James Hardie did not restructure its affairs...to avoid liability for asbestos claims." A February 14, 2005 press release discloses that your Board of Directors believes it would be inappropriate to declare an interim dividend due to the future funding requirements for asbestos claims. These factors appear to indicate both that a future sacrifice of economic benefits related to your past activities is anticipated, and that your obligation to fund the claims, which prior to your restructuring included a legal component, continues despite the elimination of the legally binding element.

Furthermore, given the possibility of retroactive legislative discussed in your response to comment 4 and elsewhere, it is unclear whether the legally binding component of your obligation would be restored were you to resist the asbestos liability. In this regard, we note the statements of the NSW Premier, the Australian Attorney-
General, and the Ministerial Council for Corporations in favor of legislative intervention to restore the legally binding nature of your obligation. We also note that the Australian Federal Government passed to the James Hardie Act of 2004 to abrogate the professional privilege that would otherwise attach to documents relevant to matters under investigation by the Australian Securities and Investments Commission.

Please provide us with additional information to help us understand why you do not consider it probable that you will fund the claims of asbestos disease sufferers and their families.
8. We have reviewed your response to comment 50.

(a)	The existence of various estimates and actuarial studies of
the
aggregate claims appears to argue against your conclusion that the potential asbestos-related liability is not estimable. Please tell us what estimates other than the KPMG analysis you commissioned to estimate the potential liability as of June 30, 2004. Please also tell us why it is not reasonably possible to choose between them or to rely on the KPMG report as an estimate as of that date, particularly given that the initial funding under the Heads of Agreement is to be based on the KPMG report. Please also tell us who you have commissioned to perform the updated actuarial study referred to in your response to comment 60.

(b)	In the government sponsored negotiations to date, please tell us
whether any parties other than Amaca, Amaba, ABN 60, or you have been discussed as potentially satisfying any portion of the asbestos-related shortfall. Please also tell us whether any other potentially responsible party outside the group of present and former James Hardie companies has participated in the negotiations to date or in the discussions leading to the Heads of Agreement. If there are no other potentially responsible parties, please provide us with additional information to help us understand why you believe there is an allocation problem preventing an approximate calculation of the portion of the shortfall for which you will ultimately be responsible.

Please also note that the gestation period for asbestos-related injuries is not generally considered to be a bar to the estimation of unreported claims.

(c)	It appears that the primary assumptions driving the
estimation
of the ultimate liability would be factors such as those you discussed in your response to comment 48. It is unclear how the lack of an upper limit to the demands made against you by the ACTU and UnionsNSW would prevent the estimation of a potential loss based on the number of claims, average cost per claim, inflation, settlement rate, and similar factors. Please advise or revise.

(d)	Please refer to our comments regarding probability related to your response to comment 49.

  ABN 60 Indemnity, page F-26

9. We have reviewed your response to comments 51 and 52. Please revise your discussion of the indemnity and the interim funding agreement to provide the disclosures required by paragraph 13(b) of
FIN 45.
Note 15 - Other Operating (Expense) Income, page F-28

10. We have reviewed your response to comment 54. Please supplementally provide us with a rollforward of claims outstanding for each period presented through the most recent practicable date.
The rollforward should include the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period. In addition, please supplementally tell us the average settlement amount per claim.

Note 17 Discontinued Operations, page F-33

ABN 60, page F-35

11. As previously requested in comment 57, please supplementally tell us whether the indemnity to the ABN 60 Foundation is limited to claims related to periods prior to the disposal of ABN 60.

FORM 6-K FILED FEBRUARY 18, 2005

Exhibit 99.1

12. Your statement that "excluding [SCI investigation] costs, the 3rd quarter operating profit from continuing operations was 11% higher, at US$31.5 million" is not consistent with our understanding. It appears that adding back the $15.9 million in SCI costs from 3rd quarter operating profit from continuing operations of $19.8 million would increase that measure by 80% to $35.7 million. Please advise or revise.

*	*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202) 942-2926 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Mark W. Shurtleff
Mr. Eric C. Nelson
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza, Suite 1400
Irvine,  CA 92614
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Mr. Louis Gries
March 17, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE